Government of Saskatchewan

NEWS RELEASE - OCTOBER 16, 2009

FINANCE MINISTER ANNOUNCES $102 MILLION IN GOVERNMENT SAVINGS

The provincial government has identified just under $102 million in savings through a government-wide cost restraint exercise.

In August following the release of the First Quarter Financial Report which showed a decline in revenue, Finance Minister Rod Gantefoer announced government was looking for a further $49.2 million in cost-saving measures in addition to deferrals for $132 million in capital at First Quarter.

Gantefoer said he is pleased government worked together to achieve the same goal and identify savings of double the targeted amount.

“Ministries were able to pull together and identify even further savings and efficiencies across government,” Gantefoer said. “Our intent was to tread as lightly as possible on government programs and capital projects while achieving our targets in spending restraints.

“We were able to double our original target without a significant impact on programs for Saskatchewan people.”

Government first looked internally and located nearly $10 million in potential savings through vacancy management initiatives and travel restrictions across the civil service. Vacancy management will achieve savings equal to about 142 full-time equivalent positions or about $8.4 million.

Just over $35 million is being realized through additional capital deferrals. This includes $32.1 million returned from the University of Saskatchewan for the Academic Health Sciences Building. Health has deferred $3 million in capital through the ambulatory surgical care centre in Regina due to slower than expected construction progress.

Various ministries were able to locate another $48.4 million in program savings, where funding required for certain programs was less than anticipated. For example, Agriculture provided $20.4 million in program utilization savings and Environment was able to find $9 million in savings for lower-than-expected forest fire fighting costs.

A further $8.1 million will be realized through spending cuts or expense deferrals. This includes $5 million from Health for non-clinical programs administered by the Regional Health Authorities.

“Our government is committed to responsible financial management as Saskatchewan experiences a decline in revenues,” Gantefoer said. “The volatility in commodity markets — particularly potash — and the recent rise in the Canadian dollar continues to create uncertainty for government revenues. We will move forward in a prudent and cautious manner until we see a turnaround.”

Gantefoer added that while non-renewable resource revenues have affected provincial revenues, Saskatchewan’s overall economy remains strong compared to other provinces in Canada.

For more information, contact:

Vanessa Gooliaff Beaupré
Finance
Regina
Phone: 306-787-8109
Email: vanessa.beaupre@gov.sk.ca
Cell: 306-526-6793